UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number 1-9810.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Owens & Minor 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.

9120 Lockwood Blvd.

Mechanicsville, Virginia 23116

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee

Owens & Minor, Inc.:

We have audited the accompanying statements of assets available for benefits for the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richmond, VA

May 29, 2013

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Investments at fair value:
Mutual funds	$169,152,626	$145,442,899
Common collective trust funds	33,039,870	33,916,547
Common stock	11,106,829	10,934,873

Total investments	213,299,325	190,294,319

Receivables:
Notes receivable from participants	8,660,637	8,301,297
Participant contributions	667,287	630,320
Employer contributions	2,692,267	2,633,388
Other	3,563	2,855

Total receivables	12,023,754	11,567,860

Total assets available for benefits at fair value	225,323,079	201,862,179

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(943,053)	(837,398)

Assets available for benefits	$224,380,026	$201,024,781

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$15,327,636	$(7,470,721)
Interest	365,908	766,085
Dividends	5,595,728	3,658,219

	21,289,272	(3,046,417)

Contributions:
Employer	9,695,155	9,729,408
Participant	14,449,051	15,137,833

	24,144,206	24,867,241

Total additions	45,433,478	21,820,824

Deductions from assets attributed to:
Benefits paid to participants	21,979,005	19,096,381
Administrative expenses	99,228	107,398

Total deductions	22,078,233	19,203,779

Net increase	23,355,245	2,617,045
Assets available for benefits:
Beginning of year	201,024,781	198,407,736

End of year	$224,380,026	$201,024,781

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1) Description of the Plan

The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a) General

The Plan is a defined contribution plan that is available to substantially all full-time and part-time plus (24+ hours per week) teammates of Owens & Minor, Inc. (the Employer) and certain of its subsidiaries, who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly-owned subsidiary of FMR, LLC.

(b) Contributions

The Plan allows participants to contribute up to 50% of their eligible compensation (up to $17,000 for 2012 and $16,500 for 2011). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions (up to $5,500 for 2012 and 2011). The Employer makes matching contributions of 100% of the first 4% of compensation that a participant contributes to the Plan. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the plan document) to each participant employed on the last day of the Plan year who has worked at least 1,000 hours during the year. The Employer may also make a profit sharing contribution to the Plan, at the discretion of the Employer’s Board of Directors. The Employer may increase or decrease its matching contributions at its discretion, on a prospective basis.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s contributions, and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by $150,389 and $93,449 from forfeited nonvested accounts in 2012 and 2011, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d) Investment Options

Participants in the Plan currently have 25 options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following investments: Owens & Minor, Inc. common stock fund, twenty-three mutual funds, and a common collective trust fund. If no election is made by a participant, future contributions to the participant’s account are invested in a Fidelity Freedom Fund K with a target date based on the participant’s current age, assuming a retirement age of 65. During 2011, the Plan adjusted its investment offerings to provide participants a wider range of investment options. As part of this change, certain investment options were discontinued, and the participants’ interests in these securities were exchanged for shares of new investment options. Participants who were invested in the Fidelity Managed Income Portfolio (MIP), a common collective trust, were allowed to maintain their interest but were no longer able to make contributions to the fund. Effective June 1, 2012, the Managed Income Portfolio was no longer available under the Plan and all existing balances were transferred to the Wells Fargo Stable Value Fund M (WFSV).

The investment options offered by the Plan provide for a range of investment objectives, including growth, growth and income, and income and capital stability. Direct investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s contributions.

(e) Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions and employer matching contributions plus actual earnings thereon. Unvested Employer 1% contributions and discretionary profit sharing contributions become fully vested after three years of credited service. The Plan allows certain terminated participants to become 100% vested in their accounts.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the plan document.

(f) Participant Loans

Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less.

A loan’s term may not exceed five years, or fifteen years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the U.S. Prime Rate plus 1%.

(g) Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Significant events occurring after the balance sheet date and prior to the issuance of the financial statements are monitored to determine the impacts, if any, of events on the financial statements to be issued.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Recent Accounting Pronouncements

In 2012, the Financial Accounting Standards Board (FASB) issued various Accounting Standards Updates (ASU’s) which are not expected to have an impact on the Plan’s assets available for benefits.

(d) Investments

The Plan’s investments, including its investments in common collective trust funds which hold fully benefit-responsive investment contracts, are stated at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the statements of assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in assets available for benefits are prepared on a contract value basis.

Quoted market prices are used to value investments in mutual funds, which are publicly traded funds of registered investment companies, and common stock. The fair value of the common collective trust funds are valued at our proportional interest in the net asset value of the fund as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value of fully benefit-responsive contracts is equal to principal balance plus accrued interest.

Purchases and sales of common stock are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method. Dividends are recorded on the ex-dividend date.

(e) Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal plus accrued interest. No valuation allowance is maintained for uncollectible loans receivable since, if the participant were to default, the participant’s account would be reduced by the unpaid balance of the loan, and there would be no effect on the plan’s investment returns or any other participant’s account balance.

(f) Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Plan.

(3) Fair Value Measurements

Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by GAAP, that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

There were no transfers of Plan investments between Levels 1 and 2 during 2012 or 2011.

As of December 31, 2012, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active	Significant other	Significant
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Growth funds	$53,244,035	$—	$—	$53,244,035
Balanced funds	76,141,415	—	—	76,141,415
Fixed income funds	17,209,973	—	—	17,209,973
International funds	8,951,483	—	—	8,951,483
Value funds	8,181,296	—	—	8,181,296
Index funds	5,424,424	—	—	5,424,424

Total mutual funds	169,152,626	—	—	169,152,626
Common collective trust fund	—	33,039,870	—	33,039,870
Common stock	11,106,829	—	—	11,106,829

Total investments	$180,259,455	$33,039,870	$—	$213,299,325

As of December 31, 2011, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active	Significant other	Significant
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Balanced funds	63,367,077	$—	$—	$63,367,077
Growth funds	$56,222,513	—	—	56,222,513
Fixed income funds	14,209,124	—	—	14,209,124
Value funds	7,054,546	—	—	7,054,546
Index funds	4,343,809			4,343,809
International funds	245,830	—	—	245,830

Total mutual funds	145,442,899	—	—	145,442,899
Common collective trust funds	—	33,916,547	—	33,916,547
Common stock	10,934,873	—	—	10,934,873

Total investments	$156,377,772	$33,916,547	$—	$190,294,319

(4) Investments

The following presents investments that represent 5% or more of the Plan’s assets available for benefits as of December 31, 2012 and 2011:

	December 31,
Description	2012	2011
Mutual funds:
Fidelity Contrafund	N/A	$40,177,201
Fidelity Contrafund K	$44,383,886	N/A
PIMCO Total Return II Administration	N/A	14,209,125
PIMCO Total Return 2 I	17,209,973	N/A
Fidelity Freedom K 2025	14,263,279	11,410,223
Fidelity Freedom K 2020	13,391,360	11,152,333
Fidelity Freedom K 2030	11,377,628	N/A
Common collective trust fund:
Wells Fargo Stable Value Fund M	33,039,870	33,916,547
Common stock:
Owens & Minor, Inc.	11,106,829	10,934,873

During 2012 and 2011, the Plan’s investments (including investments bought, sold, as well as held during these years) changed in value as follows:

	Year Ended December 31,
	2012	2011
Mutual funds	$14,755,245	$(6,872,141)
Common stock	289,399	(602,127)
Common collective trust fund	282,992	3,547

Net appreciation (depreciation) in fair value of investments	$15,327,636	$(7,470,721)

(5) Investment in Common Collective Funds

The Plan invests in common collective trust funds, which seek to provide stable income without principal volatility. As described in Note 2, the common collective trusts invest in fully benefit-responsive investments for which contract value is the relevant measurement attribute. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value without restrictions.

The Plan was invested in the MIP until June 1, 2012, as described in Note 1(d). The MIP maintained investments in fixed-income securities, derivative instruments (such as futures contracts and swap agreements), money market funds, and also entered into wrapper contracts issued by third-parties, which qualified as fully benefit-responsive investment contracts.

At December 31, 2012, the Plan’s common collective trust fund consisted solely of the WFSV. All of the assets of the WFSV fund were invested in the Wells Fargo Stable Return Fund G (WFSV-G), a collective trust fund which primarily invests directly in fully-benefit responsive investment contracts, including guaranteed investment contracts (GICs) and security-backed contracts (synthetic GICs) issued by insurance companies and financial institutions.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer and can be influenced by the current market value, contract value, yield to maturity, and duration of the underlying assets but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

Certain events limit the ability of the WFSV-G to transact at contract value. Such events include the following: (1) changes to the participating plans’ competing investment options, (2) material amendments to the WFSV-G’s structure or administration, (3) complete or partial termination of the WFSV-G fund, (4) the failure of the WFSV-G fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, (5) the redemption of all or a portion of the interests held in the WFSV-G fund held by a participating plan sponsor, (6) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, and (7) the delivery of any communication to plan participants designed to influence a participant not to invest. The Plan Administrator does not believe that the occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Synthetic GICs contain termination provisions allowing the WFSV-G or contract issuer to terminate with notice, at any time at fair value, and provides for automatic termination of the contract if the contract value or the underlying fair value of the portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Average yields for the common collective trust funds for 2012 and 2011 were as follows:

	Year Ended December 31,
	2012		2011
	MIP	WFSV	MIP	WFSV
Based on actual earnings	1.90%	0.94%	1.92%	1.56%
Based on interest rate credited to participants	1.24%	1.95%	1.39%	2.33%

(6) Risks and Uncertainties

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 25 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the direct investment in Owens & Minor, Inc. common stock.

(7) Federal Income Taxes

In a determination letter dated October 8, 2009, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the IRC and is exempt from taxation under the provisions of Section 501(a).

Under present federal income tax laws and regulations, participants are not taxed on employer contributions allocated to their accounts, on investment earnings on such contributions, or on investment earnings on their own contributions at the time such contributions and investment earnings are received by the Trustee of the Plan, but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on dividend and interest income, any capital gains realized, or any unrealized appreciation (depreciation) on investments.

GAAP requires plan management to recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. The Employer believes that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no audits for any tax periods in progress.

(8) Related Party Transactions

The Plan invests in Owens & Minor, Inc. common stock. At December 31, 2012 and 2011, the Plan held 389,577 and 393,482 shares of Owens & Minor, Inc. common stock, with fair values of $11,106,829 or $28.51 per share and $10,934,873 or $27.79 per share, respectively. During 2012 and 2011, the Plan purchased 86,119 and 50,151 shares and sold 90,024 and 49,463 shares, respectively.

Certain plan investments are units of a common collective trust fund and mutual funds managed by Fidelity Investments (Fidelity). As defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $75,573 and $83,773 for the years ended December 31, 2012 and 2011, respectively.

(9) Reconciliation to Form 5500

Assets available for benefits in the Form 5500 for the Plan include a reduction in assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction in assets for deemed distributions as the participants to which the deemed distributions relate continue to retain their assets within the Plan.

The following reconciles assets available for benefits and net increase in assets from the Form 5500 to the Plan’s financial statements:

	December 31,
	2012	2011
Assets available for benefits per Form 5500	$225,232,415	$201,787,378
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(943,053)	(837,398)
Cumulative deemed distributions	90,664	74,801

Assets available for benefits per statements of assets available for benefits	$224,380,026	$201,024,781

	Year Ended December 31,
	2012	2011
Net increase in assets per Form 5500	$23,445,037	$3,199,832
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(105,655)	(586,871)
Change in the amount of deemed distributions	15,863	4,084

Net increase in assets per statements of changes in assets available for benefits	$23,355,245	$2,617,045

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issue, borrower, lessor, or similar party	Description of investment, including rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Fair Value
*Common stock – Owens & Minor, Inc.	389,577 shares of common stock	$11,106,829

Mutual funds:
*Fidelity	572,621 units of Contrafund K	44,383,886
PIMCO	1,611,421 units of Total Return 2 I	17,209,973
*Fidelity	1,050,315 units of Freedom K 2025	14,263,279
*Fidelity	1,000,102 units of Freedom K 2020	13,391,360
*Fidelity	829,273 units of Freedom K 2030	11,377,628
Morgan Stanley	249,402 units of Mid Cap Growth I	8,664,225
*Fidelity	623,006 units of Freedom K 2035	8,641,097
*Fidelity	654,553 units of Freedom K 2015	8,483,007
MFS	309,233 units of International Value R4	8,374,024
*Fidelity	582,306 units of Freedom K 2040	8,099,882
*Fidelity	107,436 units of Spartan 500 Index	5,424,424
Victory	122,564 units of Small Company Opportunity I	3,973,517
T. Rowe Price	150,135 units of T. Rowe Price Equity Income	3,971,067
*Fidelity	248,605 units of Freedom K 2045	3,502,842
*Fidelity	220,654 units of Freedom K 2050	3,115,630
*Fidelity	217,066 units of Freedom K 2010	2,795,816
*Fidelity	97,783 units of Freedom K Income	1,142,111
*Fidelity	56,342 units of Freedom K 2000	665,964
Oppenheimer	16,556 units of Developing Markets Y	577,458
*Fidelity	47,403 units of Freedom K 2055	471,657
Perkins	11,902 units of Mid Cap Value I	236,715
Prudential	8,362 units of Small Company Z	195,924
*Fidelity	15,134 units of Freedom K 2005	191,140
Common collective trust fund:
Wells Fargo	680,594 units of Stable Value Fund M	33,039,870
*Notes receivable from participants	Notes receivable, interest rates ranging from 4.25% – 10.75% with maturities from 2012 to 2027	8,660,637

		$221,959,962

*	Party-in-interest

Note: All the Plan’s investment choices are participant directed; therefore, cost information has not been presented.

See accompanying report of independent registered public accounting firm.

Form 11-K

Exhibit Index

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

Date May 29, 2013	/s/ Erika T. Davis
Erika T. Davis
Senior Vice President, Human Resources
Plan Administrator